February 10, 2017

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Funds Trust IV (the "Registrant") we hereby submit, via electronic filing, Post-Effective Amendment No. 44 to the Registrant’s Registration Statement. The purpose of this filing is to file the definitive prospectus for the Inspire Global Hope Large Cap ETF, Inspire Small/Mid Cap Impact ETF, and Inspire Corporate Bond Impact ETF, each a series of the Registrant. We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

Tanya L. Goins

803664.29